


06008875

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

8/7/07

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL
RECEIVED
APR 10 2006
WASH. D.C.
SECTION

SEC FILE NUMBER
8- 66678

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FYI - This is 1st page.

REPORT FOR THE PERIOD BEGINNING **01/01/05** AND ENDING **12/31/05**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
VanthedgePoint Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

61 Broadway, Suite 1915
(No. and Street)

New York   **NY**   **10006**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Geoffrey Tudisco   **(212) 514-8639**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – if individual, state last, first, middle name)

2120 Powers Ferry Road, Suite 350   **Atlanta**   **Georgia**   **30339**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 20 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

pg 9/19

VO

OATH OR AFFIRMATION

I, __Geoffrey Tudisco_____ , swear (or affirm) that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__VanthedgePoint Securities, LLC_____ , as

of ____December 31____ ,2005, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

MICHAEL SWINARSKI
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01SW5084329
QUALIFIED IN RICHMOND COUNTY
CERTIFICATE FILED IN NEW YORK COUNTY
COMMISSION EXPIRES SEPT. 2, 2009

Notary Public

Signature

CHIEF EXECUTIVE OFFICER/PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).

VANTHEDGEPOINT SECURITIES, LLC
Financial Statements
For the Year Ended
December 31, 2005
With
Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Member
VanthedgePoint Securities, LLC

We have audited the accompanying balance sheet of VanthedgePoint Securities, LLC, as of December 31, 2005 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VanthedgePoint Securities, LLC, as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 21, 2006
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

VANTHEDGEPOINT SECURITIES, LLC
BALANCE SHEET
DECEMBER 31, 2005

ASSETS

	2005
Cash and cash equivalents	$ 19,866
Prepaid expenses	970
Total Assets	**$ 20,836**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable	$ 10,254
Due to member	1,600
Total Liabilities	11,854
MEMBER'S EQUITY	8,982
Total Liabilities and Member's Equity	$ 20,836

The accompanying notes are an integral part of these financial statements.

VANTHEDGEPOINT SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2005

	2005
REVENUES	
Investment Advisory Services	$ 8,250
Interest Income	27
Total revenues	8,277
GENERAL AND ADMINISTRATIVE EXPENSES	
Occupancy	1,600
Other Operating Expenses	42,176
Total expenses	43,776
NET LOSS	$ (35,499)

The accompanying notes are an integral part of these financial statements.

VANTHEDGEPOINT SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

	2005
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (35,499)
Adjustments to reconcile net loss to net cash used in operations:	
Increase in accounts payable	6,278
Increase in prepaid expenses	(970)
NET CASH USED IN OPERATING ACTIVITIES	(30,191)
CASH FLOW FROM FINANCING ACTIVITIES:	
Contributions from member	42,000
Advance from member	1,600
NET CASH PROVIDED BY FINANCING ACTIVITIES	43,600
NET INCREASE IN CASH AND CASH EQUIVALENTS	13,409
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	6,457
End of year	$ 19,866

The accompanying notes are an integral part of these financial statements.

VANTHEDGEPOINT SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2005

Balance, December 31, 2004	$	2,481
Net loss		(35,499)
Capital contributions		42,000
Balance, December 31, 2005	$	8,982

The accompanying notes are an integral part of these financial statements.

VANTHEDGEPOINT SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization and Description of Business:</u> VanthedgePoint Securities, LLC (the "Company"), a Limited Liability Company, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). Effective November 2005, the Company is wholly-owned by VanthedgePoint Group, LLC.

The Company provides investment banking and investment advisory services for customers located throughout the United States.

<u>Cash and Cash Equivalents:</u> The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

<u>Income Taxes:</u> The Company is considered a disregarded entity for income tax reporting purposes. Therefore the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

<u>Estimates:</u> Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2005, the Company had net capital of $8,012, which was $3,012 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 1.48 to 1.0.

NOTE C — OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D — LEASE AGREEMENT

The Company paid an allocable portion of the rent paid by its member under a lease held by its member.

For the year ended December 31, 2005, rent expense amounted to $1,600.

NOTE E – CONCENTRATIONS

Substantially all of the investment banking revenues were earned from one customers in 2005.

NOTE F – NET LOSS

The Company had a loss in 2005 of approximately $35,499. The Company was dependent upon capital contributions from its member for working capital and net capital during 2005. Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

SUPPLEMENTAL INFORMATION

SCHEDULE I
VANTHEDGEPOINT SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2005

NET CAPITAL:

Total member's equity	$ 3,982
Less nonallowable assets:	
Prepaid expenses	970
	970
Net capital before haircuts	3,012
Less haircuts	-
Net capital	3,012
Minimum net capital required	5,000
Excess net capital	$ 3,012
Aggregate indebtedness	$ 11,854
Net capital based on aggregate indebtedness	$ 1,482
Ratio of aggregate indebtedness to net capital	1.48 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2005

Net capital as reported in Form X-17A-5	$ 10,112
Audit adjustment to increase accounts payable	(2,100)
Net capital as stated above	$ 3,012

VANTHEDGEPOINT SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY RULE 17a-5

To the Member
VanthedgePoint Securities, LLC

In planning and performing our audit of the financial statements of VanthedgePoint Securities, LLC, for the year ended December 31, 2005, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by VanthedgePoint Securities, LLC, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 21, 2006
Atlanta, Georgia

RUBIO CPA, PC